Exhibit 99.1

Medigus Announces Pricing of $1.47 Million Registered Direct Offering

OMER, Israel, September 8, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that it has entered into definitive securities purchase agreements with two institutional investors providing for the issuance of approximately 1.28 million American depositary shares (ADS) at a purchase price per ADS of $1.15 in a registered direct offering with gross proceeds of approximately $1.47 million.

Roth Capital Partners acted as the lead placement agent and Maxim Group LLC acted as the co-placement agent for this transaction.
The closing of the sale of the securities is expected to take place on or about September 13, 2016, subject to satisfaction of customary closing conditions.
Medigus intends to use the net proceeds from the offering for general corporate purposes.
The ADSs described above were offered pursuant to a shelf registration statement on Form F-3 (File No. 333-213280), which was declared effective by the United States Securities and Exchange Commission, or the SEC on August 31, 2016.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained at the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to the offering may also be obtained from Roth Capital Partners, LLC by contacting rothecm@roth.com or Maxim Group LLC, by contacting syndicate@maximgrp.com.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. These risks and other factors include but are not limited to our ability to satisfy all the conditions to the closing of the proposed offering, risks related to unexpected costs, liabilities or delays in the proposed offering and the occurrence of any event, change or other circumstances that could give rise to the termination of the offering. Risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel): Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il Noam@Smartteam.co.il